

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-mail
John A. Goodman
Executive Chairman
Goodman Networks Incorporated
6400 International Parkway, Suite 1000
Plano, Texas 75093

> **Re:** **Goodman Networks Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 11, 2013**
> **File No. 333-186684**

Dear Mr. Goodman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Recent Developments, page 11

1. We note disclosure on page 73 that Goodman Networks will acquire the outstanding shares of Multiband common stock at $3.25 per share in cash and repay Multiband's outstanding indebtedness. Please revise your disclosure here, and throughout your prospectus, to disclose Multiband's outstanding indebtedness as of the date of the latest balance sheet. Further, revise your disclosure on page 11 to disclose the total consent fee Goodman Networks must pay pursuant to the Consent Letter in connection with the merger.

Risk Factors, page 25

We do not have a commitment from PNC for the amendment to the Credit Facility…, page 36

2. Clarify whether the failure to obtain the necessary amendments to the Credit Facility could affect the consummation of the merger with Multiband.

Selected Historical Consolidated Financial Data, page 78

3. Refer to footnote (1) at the end of this page. You disclose in Note 15 that you have revised your historical financial statements to present your Pacific Northwest operations as discontinued operations; however, this footnote indicates the contrary. Please revise footnote (1) to clarify your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Critical Accounting Policies and Estimates, page 102

4. We note that as a result of the acquisitions completed in the quarter ended March 31, 2013 you recognized goodwill and intangibles. Please disclose your accounting policy for impairment of goodwill and intangible assets.

Executive Compensation, page 130

Narrative Disclosure Regarding Summary Compensation Table, page 131

5. Indicate the board's reasons for waiving the 2012 EBITDA and revenue performance measures and awarding Messrs. Goodman, Hill and Dumas under the Company's Bonus Plan.

Financial Statements of Goodman Networks Incorporated

Notes to consolidated financial statements, page F-8

Note 13- Income Taxes, Page F-22

6. We note your response to comment eight. You disclose on page F-21 that you filed Application for Change in Accounting Method on Form 3115 with the IRS on December 31, 2012. Please tell us at what date the changes in tax accounting policy are effective. Additionally, tell us whether or not the applications were approved by the IRS or of any update in this status.

Note 14- Discontinued Operations, page F-35

7. Addressing ASC 205-20-15-2, tell us in detail how you concluded that the contract with AT&T Mobility in the Pacific Northwest region constitutes a component. Also, addressing ASC 360-10-20, tell us what is the level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

                                            Sincerely,

                                            /s/ Terry French for

                                            Larry Spirgel
                                            Assistant Director

cc: Via E-mail
        Greg Samuel, Esq.
        Matt Fry, Esq.
        Ron Hill
        Randy Dumas